OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Jackson Hole Televison, Inc.

260 W Broadway Ave
Unit #2, Suite 101
Jackson, WY 83001

www.JacksonHoleTelevision.com



5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 53,500* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of common stock ($10,000)

Jackson Hole Television, Inc.


Corporate Address	260 W Broadway Ave Unit #2, Jackson, WY 83001
Description of Business	Jackson Hole Television (K38LY-D) is a resort TV station in Jackson Hole, Wyoming.
Type of Security Offered	Shares
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$200.00

Perks*

Minimum Investment: $200 per investor (100 Shares).

If you invest you shall receive:

- **$200+ Investment** - The Shareholder Perks Package*.
- **$3,000+ Investment** - The Jackson Hole TV Shareholder Perks Package**.

* The Shareholder Perks Package. Invest $200+ and receive:

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging when available.

** The Jackson Hole TV Shareholder Perks Package. Invest $3,000+ and receive:

- Same as The Shareholder Perks Package but 50% off all the items listed.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging when available.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jackson Hole Television, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Jackson Hole Television, Inc., a Wyoming corporation for Jackson Hole Television. www.JacksonHoleTelevision.com

Jackson Hole Television will broadcast on K38LY-D, a new Multi-Casting Digital TV license issued by the Federal Communication Commission ("FCC"). The FCC call letters designation K38LY-D is granted for use in Jackson, Wyoming. K38LY-D is a Digital Multi-Casting station allowing to use sub-channels 38.1, 38.3, 38.5, 38.8 to create multiple revenue streams for the station.

As the only local TV Station in this resort town, we will offer local news, dining, entertainment, sports, and weather and community issues. There will be a real focus on content that is representative of the active lifestyle in Jackson Hole, Teton County, Wyoming and surrounding communities

Sales, Supply Chain & Customer Base:

Market: Jackson Hole, Wyoming sits in the middle of a ring of spectacular mountain ranges bordered by Grand Teton and Yellowstone National Park. Jackson Hole is home to world-class skiing, hiking, golf, fly-fishing, exploring and much more. Jackson Hole's cultural menu is as diverse as its outdoor opportunities and offers outstanding music festivals, sporting events, old west celebrations, outdoor educational opportunities, superb dining options and a vibrant art scene. The primary customer base will be the 30,000+ residents in the communities of Teton County, Wyoming and visitors and world travelers to Jackson Hole.

Jackson Hole is the gateway to two of the most spectacular national parks in the country - Grand Teton and Yellowstone*. While these destinations typically see the greatest visitation during the summer months, the numbers show that the most dramatic visitation growth in the last two years was in the months of October, February, and May for Grand Teton and October, April, and May for Yellowstone. In 2016, visitation to Grand Teton National Park was 4,818,187 and Yellowstone National Park had 5,383,443 visitors*.

Competition:

Jackson Hole Television (K38LY-D) is the only local TV station in Jackson Hole, Wyoming. The nearest station is 76 miles away in Idaho. Jackson Hole Television has the opportunity share our branded content, advertisers, and sponsors to all the visitors coming through the Jackson Hole market. Nearly 4 million*visitors pass through Jackson Hole each year on their way to Grand Teton and Yellowstone Nation Parks and winter visitors to the mountain resorts. This will allow travelers from all over the world to experience our content.

*Source: Jackson Hole Travel and Tourism Board Annual Report 2016 and 2017.

K38LY-D is a Digital Multi-Casting station allowing to use sub-channels 38.1, 38.3, 38.5, 38.8 to create multiple revenue streams for the station. 38.1 would be Jackson Hole Television, 38.3 would be Jackson Hole Dining and Shopping, 38.5 Jackson Hole Real Estate and for 38.8 we are looking at content created elsewhere but useful to the residents and visitors of the Jackson Hole Market. Of course, 38.1 Jackson Hole Television will have content from the subchannels too.

Jackson Hole Television revenue will be generated by advertising and promotional sales. We will have 30 sec, 60 sec commercial spots, 30 min shows, paid infomercials, promotional packages, and local events.

Sponsorship: This exclusive market offers some unique branding sponsorship opportunities. Jackson Hole Television provides unique access to the premier mountain resorts. Advertisers can showcase their brand on customized multi-platform sponsorship of one or all of the company events.

Example: Jackson Hole Television can offer "Official Sponsor" status including event activation, product placement, VIP & hospitality, co-branding, sampling and more. The Official Sponsorship package has already been offered on the clothing, eyewear. In addition, we will be actively pursuing other sponsorship opportunities with airlines, automotive and consumer products related brands.

Liabilities and Litigation:

At this time there are no liabilities and no litigation against the company or corporation.

Please note that the previous Reg CF offering for The Tetons Group did not raise it's minimum and was concluded in December of 2017.

The team

Officers and directors

Rubin Rodriguez Jr.	CEO, Director, and Founder

Rubin Rodriguez Jr.
Currently CEO, Director, and Founder of Jackson Hole Television, Inc. since inception, a Wyoming corporation for Jackson Hole Television. | September 2015 - December 2016 Founder/ President and CEO of Smile for Survival, Inc. a Utah non-profit. The Smile for Survival, Life Beyond Cancer helps to raise public awareness and much-needed funds for cancer survivors and their families as they go through the journey of cancer recovery. | In 2012, I took three years off to fight stage four cancer. Never stopped thinking about Jackson Hole | January 2011 - June 2017 Independent marketing consultant. Created multiple marketing concepts for business. Created Teton H2O water products, Jackson Hole Television, Smile for Survival, Life Beyond Cancer. award-winning Gravity Sports Network, Mogoroo children's character show, and storybook, ShoutRout Influence Marketing app, Utah Shout Out, a local influence marketing program. Created and designed all the logos, marketing material, and websites used in all the business concepts. Consulted on several FCC license transactions and construction recommendations for new broadcasting facilities. | Nearly 30 years of radio and television broadcasting experience leading corporate acquisitions, marketing, planning and development of broadcast properties. Conceptualize and orchestrate marketing campaigns that effectively reinforce revenue, build TV brands and content development of sales-driving collateral. Proven ability to develop sales potential in new market areas. | I'm proud to say that I have designed three television networks and won national awards within the industry for my work. | In simple words, I have done it all. I started as an intern, then an executive producer, a Talk Show host, video production, station manager, and then a station owner. I have built stations from scratch and have consulted other first time

broadcasters to become TV Station Licensees approved by the Federal Communication Commission (FCC). | Thank you for your consideration.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **These are the principal risks that related to the company and its business:** Our Broadcasting license one of the Company's most valuable assets is K38LYD. The Federal Communication Commission (FCC) controls our activities with rules and regulations. The FCC has granted K38LY-D to start construction of the new broadcasting facility and license to begin broadcasting. Though we have never had an event where the FCC has canceled the operation of a license or the licensee, these are limited use permits granted by the FCC. In 2017, the FCC completed the rounds of the Spectrum Auction to the mobile industry. Channels 38 and above will be vacated in the next 18 months to the mobile industry. We anticipate having to move from Channel 38 to a lower channel. All efforts are being made to minimize the cost of the change which would require an FCC application for modification to a lower channel. The channels in Jackson, Wyoming are wide open and readily available for use. Because of FCC rules, we first, have to build on channel 38 and then file for modification to a new channel.
- **This is a brand-new Company and contruction** The company has no history, no clients, no revenues. If you are investing in this company, it's because you think that Jackson Hole Television is a good idea, That we will be able to successfully market, produce and sell advertising on Jackson Hole Television. That we can price it right and sell it to enough advertisers so that the company will succeed. We have yet to sell any advertising and we plan to market the advertising packages. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to expand our growth.** We estimate that we will require at least $107,000 to start construction of Jackson Hole Television and continue the growth in Jackson Hole, Wyoming. If we are unable to do so we may need to raise money with crowdfunding, from bank loans, future sales of securities or some combination thereof.
- **Any valuation at this stage is pure speculation based on experience** No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. There is a recent comparable sale of a resort TV station, but don't use that as a potential future value of the Company.

- **The Company business projections are only estimates.** There can be no assurance that the Company will meet those projections. There can be no assurance that the Company and you will only make money. if there is sufficient demand for our products and services, people think it's a better option than the competition then we will show results. Jackson Hole Television advertising packages, products, and services at a level that allows the Company to make a profit and still attract business.

- **Economic Downturn** The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and environmental issues and technological difficulties and challenges. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

- **Environmental Impact** The company has made all effort to limit the environmental impact of our broadcasting facilities. The risk to the environment is not an ongoing concern in Jackson Hole and surrounding communities and unknown forces could attempt to limit our operation.

- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transfer ability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Control by Majority Stockholders.** Our founder holds, and even if this offering is fully subscribed, shall continue to hold a substantial majority of our common stock. Therefore, investors will not be able to control our management.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed an independent accountant. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition

- **Failure to complete the total funding.** The Company may fail to raise the goal of $1,000,000 to total develop Jackson Hole Television. This is a real risk and if you can't afford to lose your investment, then do not invest.
- **Competition from Cable and Internet.** All television stations have experienced the impact the cable and the internet has on Television revenue and carriage. The Company has taken efforts to create a local TV Station that will have the community support and create a unique experience for the viewers in the market. If you do not believe that digital television has a place in the consumer's eyes, then please do not invest.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Rubin Rodriguez Jr, 87.5% ownership, Common Stock
- CenterPost Limited, 12.5% ownership, Common Stock

Classes of securities

- Common Stock: 1,000,000

  Common Stock

  The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 1,000,000 shares currently outstanding.

  Dividend Rights

  Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently, do not anticipate paying any cash dividends after this offering or in the foreseeable future with the exception of the following:

  Voting Rights

  Holders of our common stock are entitled to vote on all matters submitted to the vote of the stockholders, including the election of directors.

  Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common the stock will be entitled to share rotatably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have voting rights of one share, one vote. As a shareholder, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to

venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed building office and studios space in Jackson Hole for the television station which we do not anticipate occurring until April 2019. Based on our forecast, with the liquidity of the offering amount of $107,000, we anticipate that we can operate the business for 6 months without revenue generation. If we update the offering to $750,000.00 it allows us to expand our marketing efforts and we will last up to 18 months without revenue.

The expenses we would incur if we did not incur revenue would include StartEngine fees, payroll expenses for the staff of around $32,000, costs to start selling advertisement packages, rent, broadcasting leases, phone expenses, and facility fees. See Use of Proceeds for a more detailed breakdown.

Financial Milestones

Jackson Hole Television, Inc. was started in March 2017 and had not commenced any business, just research, and development of business concepts.

The founder has invested over $10,000 in the past years to develop Jackson Hole Television. All of this investment was made independent of Jackson Hole Television, Inc. The investment included the expenses for broadcast engineering, FCC Fees, broadcasting attorney, coverage of expenses for the development of Jackson Hole Television design and web development. These efforts have created a base business following on Twitter and Facebook keeping information fresh and current. The founder has never been paid for his work and time.

An important use of funds from the offering is to build, market and distribution of our content and products. With the proceeds of the offering, we will invest in marketing efforts to promote the Jackson Hole Television brand and the individual shows driving viewers to the station.

Starting a new TV station has shown that advertising revenues are low during the initial start-up, and distribution to the key households will take time. We will be preselling the advertising packages, signing sponsorship packages and creating show formats for broadcasting on Jackson Hole Television. With the funding, we can focus on marketing and building in the community.

In addition, with the successful completion of the offering, we will continue to build our brand and grow the community awareness of our brand while generating sizeable net income losses as a result in the last quarter of 2018. We believe that Jackson Hole Television will generate positive net income beginning in April of 2019. These revenue projections are based on completing the offering.

The company is currently generating no income and requires the infusion of new capital to begin operation and sales. If the company is successful in this offering of the first $107,000, we will seek to continue to raise capital through the crowdfunding offering to complete the $750,000 in total funds.

Liquidity and Capital Resources

Liquidity and Capital Resources

Since its inception in March 2017, the Company has relied solely on the founder to pay expenses and has no other capital funding outside the StartEngine offering. The Founder will continue to support the Company until funding from this offering. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, continue to build our brand and grow the community awareness of our brand while generating sizeable net income losses as a result in the last quarter of 2018.

The revenue projections on Jackson Hole Television are based on completing the offering and full funding. The Company believes that the funds from this offering and the amended offering to $750,000.00 will enable it to fund full operations through 2020, when, based on current assumptions, is expected Jackson Hole Television profitability. The company is currently generating no income and requires the infusion of new capital to begin operation and sales. If the company is successful in this offering of the first $107,000, we will continue to raise capital through crowdfunding offerings to complete the $750,000.00 in total funds.

Indebtedness

The Company currently has no indebtedness outside the funds provided by the founder and is listed on the balance sheet.

Recent offerings of securities

- 2018-08-28, 506, 125000 Common Stock. Use of proceeds: Campaign accounting, legal, marketing, station office, staff, travel, and transportation expenses for Jackson Hole Television, Inc.

Valuation

$2,000,000.00

We have not undertaken any market appraisals or independent opinions on the company valuation. The price of the shares merely reflects the opinion of the company as to what would be a fair market value of Jackson Hole Television and its sales potential. On the media brand at Jackson Hole Television and the FCC issued License of K38LY-D, the last FCC issued TV station license to sell in Jackson Hole, Wyoming was over 10 years ago and sold for over $600,000.00 and was moved to the east coast. The station was not on the air and was part of the FCC relocation program for broadcasting. No new licenses will be issued by the FCC because of the move of the FCC to sell off the broadcasting spectrum to the mobile industry. In 2017, the FCC completed the Spectrum Auction authorized by Congress and sold off billions of dollars of the spectrum to the mobile industry. The effects were thought to be dramatic for most broadcasters but in the market like Jackson, Wyoming the effects are minimal because the spectrum is not congested as it is in other markets. Jackson Hole Television (K38LY-D) is the only FCC license opportunity left in the market. Resort TV stations have successfully integrated into the resort community in other states. Great examples are TV8Vail.com in Vail, Colorado, and Park City Television (K45AX-D) at ParkCity.TV in Park City, Utah. Before the economic crash of 2008, Sun Valley Television sold for over 1.5 million to Plum TV. Consequently, Plum TV filed for bankruptcy and the FCC license was forfeited back the FCC. In 2017, Park City Television (K45AX-D) (www.ParkCity.TV) was sold for $1,750,000 to DEERFIELD

MEDIA (PARK CITY) LICENSEE, LLC, a group that is closely associated with the Sinclair Broadcasting Group. A copy of the Asset Purchase Agreement is posted on the FCC database for public review.

USE OF PROCEEDS

USE OF PROCEEDS

Offering Amount Sold Offering Amount Sold

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees	$600	$6,420
Net Proceeds:	**$9,400**	**$95,580**
Payroll Expense for Staff	$4,000	$32,000
Working Capital	$1,350	$26,830
Business Expense	$400	$1,600
Transportation	$3,500	$5,000
Broadcasting Equipment		$30,000
FCC license expense/ fees	$150	$150
Total Use of Net Proceeds	**$10,000**	**$107,000**

EXPLANATION: USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 and up to $107,000.00 in this first stage offering and updating to complete the total $750,000.00 offering through Regulation Crowdfunding. If we manage to raise $107,000 we will update the offering and start marketing to raise the balance of $643,000 for the company.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount of $10,000. If we raise the maximum offering amount we will pay Start Engine $6,420.

If we hit the minimum target offering of $10,000 the use of funds is:

- StartEngine Fees (6% total fee) $600.
- Payroll expense for Jackson Hole Staff $4,000 to start selling advertising packages and commercial spots to clients and promoting the individual show concepts and our brand, Jackson Hole Television.
- Working Capital of $1,350 to cover the administrative office expense of selling

advertising time programs and commercial spots to advertisers.
- Business expenses of $400 for mobile phones and gas for transportation.
- Transportation cost of $3,500, such as vehicle and airline expense.
- Pay the FCC Fee of $150 for K38LY-D Jackson Hole Television.

If we hit the target offering of $107,000 the use of funds in the first six months:

- StartEngine Fees (6% total fee) $6,420.
- Payroll expense for Jackson Hole Staff $32,000 over the first six months to start selling advertising packages and commercial spots to clients and promoting the individual show concepts and our brand, Jackson Hole Television. Staffing expense will be lower at startup to conserve funds while we campaign to raise the balance of the offering to complete the $1,000,000 raise.
- Working Capital of $31,830 to cover the administrative, office rent and broadcasting lease expenses over the first six months of selling advertising time programs and commercial spots to advertisers.
- Jackson Hole Television expenses of $1,600 for mobile phones and gas for transportation and office supplies over the first six months.
- Transportation cost of $5,000, such as vehicle and airline expense over the first six months.
- Broadcasting Equipment cost of $25,000. All efforts will be made to limit the equipment cost for Jackson Hole Television broadcasting facility, including using high quality used equipment when available.
- Pay the FCC Fee of $150 for K38LY-D Jackson Hole Television.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $107,000 that we project will need in 2018 to build Jackson Hole Television office and studio, equipment, and marketing for the station.

If we manage to raise our target amount for this offering of $107,000, we believe the amount will last up to 6 months without revenue and if updated, the offering of $750,000.00 will last up to 18 months without revenue.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development, content acquisition efforts, and promotions, and for the repayment of debt to related parties to the extent, such debt was incurred for marketing costs associated with this capital raise.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors."

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.JacksonHoleTelevision.com in the page labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Jackson Hole Televison, Inc.

[See attached]

I, Rubin Rodriguez Jr, the President, CEO and Director of Jackson Hole Television, Inc., hereby certify that the financial statements of Jackson Hole Television, Inc. and notes thereto for the period ending August 31, 2018, included in this Form C offering statement is true and complete in all material respects. Jackson Hole Television, Inc. was organized 3/09/2017 and has not had income or revenue and has not had a fiscal year to file tax returns.

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5th day of September 2018.



Rubin Rodriguez Jr.

President, CEO, and Director

Jackson Hole Television, Inc.



Sept 5th, 18

September 5, 2018

JACKSON HOLE TELEVISION, INC.

FINANCIAL STATEMENTS

FOR THE EIGHT MONTHS AND YEAR ENDED

AUGUST 31, 2018 AND DECEMBER 31, 2017

JACKSON HOLE TELEVISION, INC.
BALANCE SHEETS
FOR THE PERIODS

	AUGUST 31, 2018	DECEMBER 31, 2017
ASSETS		
CURRENT ASSETS		
Cash	$ 24,995	$ -
OTHER ASSETS	775	775
TOTAL ASSETS	$ 25,770	$ 775
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Common Stock, $.001 Par Value, 100,000,000 Shares Authorized, 1,000,000 and 875,000 Shares Issued and Outstanding	1,000	875
Additional Paid in Capital	24,875	-
Retained Earnings (Deficit)	(105)	(100)
Total	25,770	775
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 25,770	$ 775

JACKSON HOLE TELEVISION, INC.
STATEMENT OF OPERATIONS
FOR THE PERIODS

	EIGHT MONTHS ENDED AUGUST 31, 2018	MARCH 9, 2017 (INCORPORATION) TO DECEMBER 31, 2017
REVENUES	$ -	$ -
COST OF REVENUES	-	-
GROSS PROFIT	-	-
EXPENSES		
Registered Agent	-	50
Service Charges	5	-
Licenses	-	50
Total Operating Expenses	5	100
NET OPERATING INCOME	(5)	(100)
OTHER NON OPERATING INCOME/EXPENSES	-	-
NET PROFIT/(LOSS) BEFORE TAXES	(5)	(100)
TAXES	-	-
NET PROFIT/(LOSS)	$ (5)	$ (100)
NET PROFIT/(LOSS)		
PER SHARE OF COMMON STOCK	$ (0.0000)	$ (0.0001)
FULLY DILUTED EARNINGS PER SHARE	$ (0.0000)	$ (0.0001)
BASIC AVERAGE SHARES OUTSTANDING	875,000	875,000
FULLY DILUTED AVERERAGE SHARES OUTSTANDING	875,000	875,000

JACKSON HOLE TELEVISION, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS

	EIGHT MONTHS ENDED AUGUST 31, 2018	MARCH 9, 2017 (INCORPORATION) TO DECEMBER 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (5)	$ (100)
Adjustments to Reconcile Net Income		
None	-	-
Net Cash Provided by Operating Activities	(5)	(100)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of Common Stock for Cash	25,000	-
Issuance of Common Stock for Reimbursement of Expenses	-	-
And Contribution of Television License to Corporation	-	875
Net Cash (Used) by Investing Activities	25,000	875
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Television Operating License	-	(775)
Net Cash Provided by Financing Activities	-	(775)
NET INCREASE (DECREASE) IN CASH	24,995	-
CASH AT BEGINNING OF PERIOD	-	-
CASH AT END OF PERIOD	$ 24,995	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Period For:		
Interest	$ -	$ -
Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of Television License with Stock	$ -	$ 775

JACKSON HOLE TELEVISION, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD MARCH 9, 2017 (INCORPORATION) TO AUGUST 31, 2018

	COMMON STOCK	PAR	ADDITIONAL PAID IN CAPITAL	RETAINED DEFICIT/ EARNINGS
BALANCE, MARCH 9, 2017	-	$ -	$ -	$ -
STOCK ISSUED FOR REIMBURSEMENT OF CORPORATE EXPENSE AND TRANSFER OF TELEVISION LICENSE TO CORPORATION	875,000	875	-	-
NET INCOME/(LOSS) FOR THE PERIOD	-	-	-	(100)
BALANCE, DECEMBER 31, 2017	875,000	875	-	(100)
STOCK ISSUED FOR CASH	125,000	125	24,875	-
NET (LOSS) FOR THE PERIOD	-	-	-	(5)
BALANCE, AUGUST 31, 2018	1,000,000	$ 1,000	$ 24,875	$ (105)

JACKSON HOLE TELEVISION, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2018

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Jackson Hole Television, Inc. (the Company) was organized in the state of Wyoming on March 9, 2017. The Company is in the business to operate a low power television station (LPTV) in Jackson Hole, Wyoming.

LPTV stations were established by the Federal Communications Commission (FCC) in 1983 so that LPTV could be built and operate with smaller budgets and serve the interests of smaller, lower populated areas with locally oriented television service alongside higher power, broad range large broadcasting systems. LPTV presents a less expensive and very flexible means of delivering programming tailored to the interests of viewers in small-localized areas and providing a means of local tastes in programming. The range of low power television stations usually extend 15 to 30 miles.

The construction permit (license) to build operate an LPTV was granted to the owner of Jackson Hole Television, Inc., and at the time of the creation of the Company, made application to the FCC to transfer the license to the name of Jackson Hole Television, Inc. The FCC call letters designation K38LY-D is granted for use in Jackson Hole, Wyoming. K38LY-D is a Digital Multi-Casting station allowing to use sub channels 38.1, 38.3, 38.5, and 38.8 to create multiple viewing choices and revenue streams.

NOTE 2 – BASIS OF PRESENTATION

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the

United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements. The company chose December 31st as its fiscal year end.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes – The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the asset or liabilities are recovered or settled and for operating loss carry forwards. These deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse and the carry forwards are expected to be realized. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

Cash and Cash Equivalents – The Company considered all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. There were no cash equivalents as of August 31, 2018.

Fair Value of Financial Instruments – The Company has adopted FASB ASC 820-Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements and establishes a frame work for measuring fair value to be applied to existing generally accepted accounting principles that require the use of fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

> Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market – based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company did not have any level 3 assets as of August 31, 2018 and December 31, 2017, respectively.

Recent Accounting Pronouncements – We have reviewed accounting pronouncements issued during the time of inception and have adopted any that are applicable to the Company. We have determined that none had a material impact on our financial position, results of operations, or cash flows for the periods ended August 31, 2018 and December 31, 2017.

Use of Estimates – The preparation of balance sheet in confirmation with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

NOTE 4 – RELATED PARTY TRANSACTIONS

Upon the creation of the Company, the owner made application to the FCC to transfer the construction permit (license) to the name of the Company.

NOTE 5 – ISSUANCE OF COMMON STOCK

At the creation of the Company, the owner paid for the fees to establish the Company in the state of Wyoming as well as the retention of a Registered Agent. He also transferred all rights, names, and privileges "Jackson Hole Television" (the "brand") and the low powered television construction permit (license) to the Company. For this consideration, he received 875,000 shares of common stock.

The targeted fundraiser goal is to generate $750,000 in stock sales for the Company. In the process, the promotion agency has a guarantee of $50,000 in fees for every $250,000 in stock sales that are generated. The promotion has yet to begin and there is no guarantee of any stock being sold in the process

August, 2018, the Company entered into an agreement with a business partnership to purchase $25,000 worth of common stock at $.20 per share (125,000 shares). This was negotiated as a Regulation D offering under section 506 of the securities act of 1933. The agreement is also accompanying a buy/sell agreement between the Company and the investor. The overall agreement stipulates that the investor was purchasing a 12.5% interest in the outstanding stock of the Company based on a plan of 1,000,000 shares being issued after an additional 375,000 would be used in a second offering (private or public). Upon the successful sale of the stock, the primary stockholder will cancel the same amount of shares that will be issued in the offering to maintain the 1,000,000 share balance outstanding.

The buy/sell agreement stipulates that if any additional investor wishes to buy part of the founder's stock or the investor's stock, that each party would have a first right of refusal to purchase the stock. There is also a stipulation that the investor's overall ownership interest of 12.5% of all outstanding stock would not be diluted without the investor's approval.

Note 6 – VALUATION OF TV LICENSE AND UNCERTAINTY OF CONSTRUCTION COSTS

The construction permit (license) granted by the FCC to the Company has not been evaluated or any assessment of value been made. The Company only established the value at par value of stock issued for the license. The license has been granted to construct the television station and has yet to start construction or buy equipment to operate the station. There is no estimate of the construction or equipment purchase costs of the station, and there is no estimate of the time frame in which it would be completed for a fully operational station.

NOTE 7 – SUBSEQUENT EVENTS

There are no subsequent events to report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine What's New Discover Investments Edit My Campaign Launch an ICO NEW Teddy R.

Jackson Hole Television, Inc. is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Jackson Hole Television, Inc.
Resort Advertising, Events & Promotions
Small OPO Jackson, WY Media US Investors Only



Overview Team Terms Updates Comments Share

Invest in a Resort TV Station

Jackson Hole Television

Own a Share of a Resort TV Station

Jackson Hole Television is offering shares to those that understand our **passion, believe in our goals, services and see our vision for growth.**



THE EQUITY OFFERING

The Offering

Share Price: $2.00 per share of Common Stock | When you invest you are betting the company's future equity value will exceed $2.1M.

$200 Minimum Investment

If you invest you shall receive:

$200+ - The Shareholder Perks Package*.

$3,000+ - The Jackson Hole TV Shareholder Perks Package**.

See the list of perks below in the Investment section.

Thank you for your investment consideration.



JACKSON HOLE TELEVISION

Mission Statement

Our passion is Jackson Hole, Wyoming, the surrounding communities and National Parks. Our vision is to share our local content, business information, and community issues with residents and visitors to our resort town. Committed to giving back with support to associations important in our community.





This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*



From Jackson Hole Television Creator



Town of Jackson Hole, WY. Tour

Jackson Hole is where settlers and pioneers went to discover new adventures and rediscover their inner spirit. With so much activity and variety right outside of our doorsteps and **easy day trips into both Yellowstone and Grand Teton National Parks,** much the same can be said for today's traveler.

Source: Jackson Hole Chamber of Commerce

"With Jackson Hole Television in the planning stage, I told my wife that this will be my legacy TV station, one that captures my nearly **30 years of experience as an independent broadcaster.** As the **only TV station in this resort market** with visitors worldwide, the amount of and frequency of visitors to the Jackson Hole region presents a unique opportunity for advertising local businesses and product sales. The content would be representative of the market, its active lifestyle and create synergistic energy between the resort TV station, residents in the community and reach all the demographics of the world visitors to Jackson Hole, Wyoming and the Teton region.

"As the only local TV station, the opportunity is exciting!" says Company founder and creator Rubin Rodriguez Jr.

"Before we begin to talk about the investment in Jackson Hole Television, please watch the promotional video produced by Realty Group of Jackson Hole titled **"Town of Jackson Hole, WY Tour"** and you too will fall in love with this resort town like I did years ago. The video is well produced and covers the key points in the community. Hit the Play button on the video and get to know Jackson Hole!"

Jackson Hole Television (K38LY-D)

A Resort TV Station



Jackson Hole Television will broadcast on K38LY-D, a new Multi-Casting Digital TV license issued by the Federal Communications Commission ("FCC"). **The FCC call letters designation K38LY-D** is granted for use in Jackson, Wyoming.

Our basic revenue comes from **advertising and sponsorship packages** on Jackson Hole Television programming, but we will create additional revenue opportunities by engaging in **events, promotions,** discount gift certificates, sales of blocked airtime in the infomercial format, and brand positioning on **our mobile app, social media, and website.**

Television Content That Works

Jackson Hole Television's content will primarily focus on content that is informative and entertaining. A local show, **real estate show** and **community events show** are only the beginning. Jackson Hole offers a number of on-site resort locations to increase our branding and public awareness. As the local content grows, so does the willingness of the resorts and businesses to work with Jackson Hole Television on **branded and partner events** (four seasons) like a **Jackson Film Festival, Mountain Fashion week, The Mountain Chef contest and winter/ summer mountain games.** In addition, these partners could participate in promotional ad campaigns outside the Jackson Hole market on our **syndicated programming** to other station owners in the country and tourism marketing events. There will be a real focus on content that is representative of **the active lifestyle in Jackson Hole** and surrounding communities. It can be described as a collection of sports content stories, news, **product demonstrations and shopping informational** segments to ensure a local touch.



Town of Jackson, Wyoming

Jackson Hole Market

Jackson Hole, Wyoming sits in the middle of a ring of spectacular mountain ranges bordered by Grand Teton and Yellowstone National Park. **Jackson Hole is home to world-class skiing, hiking, golf, fly-fishing, exploring and much more.**

Jackson Hole's cultural menu is as diverse as its outdoor opportunities and offers outstanding music festivals, sporting events, old west celebrations, outdoor educational opportunities, **superb dining options and a vibrant art scene.**

Competition | Multi-Casting

We are flipping excited! As the only local television station, Jackson Hole Television has the opportunity to share our branded content, advertisers and sponsors to the visitors coming through the Jackson Hole market. Nearly 4 million* visitors pass through Jackson Hole each year on their way to Grand Teton and Yellowstone Nation Parks and winter visitors to the mountain resorts. This will allow **travelers from all over the world** to experience our content and get information about **local attractions and events**



K38LY-D is a Digital Multi-Casting station allowing **38.1 to be Jackson Hole Television, 38.3 would be Jackson Hole Dining and Shopping, 38.5 Jackson Hole Real Estate** and for **38.8 we are looking at content created elsewhere** but useful to the residents and visitors of the Jackson Hole Market. Of course, 38.1 **Jackson Hole Television will have content from the sub-channels too.**

*Source: Jackson Hole Travel and Tourism Board Annual Report 2017



Terrain Park | Snow King Mountain | Jackson Hole, WY.



Rendezvous | Jackson Hole Resort | Jackson Hole, WY.

Sponsorship

This exclusive market offers some unique branding sponsorship opportunities. Jackson Hole Television provides unique access to the premier mountain resorts. Advertisers can showcase their brand on customized multi-platform sponsorship of one or all of the company events.

Example: Jackson Hole Television can offer "**Official Sponsor**" status including **event activation, product placement, VIP & hospitality**, co-branding, sampling and more. The **Official Sponsorship package** has already been offered on the clothing, eyewear and will be promoted in everything we do on television and in the community and events. In addition, we will be actively pursuing other sponsorship opportunities with airlines, automotive and consumer products related brands.

Our Wolf Pack

Our Show Hosts, Our Sales Staff, Our Team

We currently have only two team members. Additional show hosts and sales staff will be brought on board as we build funding. Our show hosts and sales staff, we call the "**Wolf Pack**". They will have multiple duties as they will always be selling. **Our staff is our brand ambassadors of Jackson Hole Television.** Every meeting and sales call will have a priority of understanding the needs of the business. Using that information to create a custom promotional campaign for each client, talking about the value of multiple platforms, the business benefits of our promotions and **building relationships with the client and the community.**



COMPELLING, CAPTIVATING ACTION SPORTS

Jackson Hole Television Content





GRAVITY SPORTS NETWORK

Advanced Television Broadcasting Alliance

2015 ATBA Media Awards

Best Television Mixed Media Campaign

Sneak Peak Gravity Sports Network

K38LY-D Farmington, Utah

NAB ATBA Day April 13, 2015

GRAVITY
SPORTS NETWORK

In 2014, Rubin Rodriguez Jr. created the Gravity Sports Network for Jackson Hole Television. Gravity Sports Network is **curated content in action sports from around the world** that would carve out a market niche. Action sports was just getting mainstream and good content was limited, but then branded content came on strong with product companies. Mr. Rodriguez Jr. circulated the content within the broadcasting community and many station owners were ready to sign on as affiliates. As he looked for funding for the network, the music rights cost on the network level made the plan cost prohibitive. Times have changed, fair use is the norm and now we can get a blanket music rights license for the station for under $2,000 per year.

In 2015, at the National Association of Broadcasters (NAB) Convention in Las Vegas, Nevada, Gravity Sports Network was awarded **"Best Television Mixed Media Campaign"** from the Advanced Television Broadcasting Alliance.

We will bring Gravity Sports Network action sports content to Jackson Hole Television daily broadcasting schedule.

Think MTV meets Action Sports.
Visit Gravity Sports Network to
Watch the "Sneak Peak Gravity Sports Network"





Watch the "Sneak Peak Gravity Sports Network"

GravitySportsNetwork.com

BizTV Network

Multi-Cast Broadcasting

BizTV in the Jackson Hole Market.

Jackson Hole Television is proud to be a new affiliate with BizTV and help promote the business information shows in the market with the multi-casting signals. Whether you're an entrepreneur, small business owner or just managing your family's assets, BizTV can help.

There are more than 30 million small businesses and 15 million home-based companies in the United States. BizTV is the only network committed to original, educational and compelling programming about real people succeeding in business. BizTV is dedicated to shows about, Sales & Marketing, Management, Finance, and Work-Life Balance.

Find the resources you need to manage your money, start your latest venture or grow your business. It's Biz for You!

Visit their website at http://biztv.com/





BIZ TV
MAIN STREET
WALL STREET
the RayLucia Show
The Ray Lucia Show - Ray Lucia may have answered more questions about financial and retirement planning than anyone in America. Ray's been a respected financial planning authority for more than thirty-five years. He makes the world of finance, tax and retirement easy for any of us to understand!
the Big Biz show
The Big Biz Show - Bob "Sully" Sullivan is one helluva stock picker with an unmatched ability to deliver, according to the Wall Street Journal, "Business with a bar room slant". With his sidekick Russ T. Nailz, it's business talk for the rest of us!
BUSINESS ROCKSTARS
Business Rockstars - Business Rockstars is the largest producer of audio and video content for entrepreneurs featuring Rockstar CEO's, startups, & entrepreneurs. With award-winning content creators and influencers, we are connecting & growing a community of entrepreneurs on television, radio, podcasting & social media.





Mobile in Real Time

Jackson Hole Television App

Everyone has an app! Maybe, but our app is an opportunity to help residents and visitors to Jackson Hole, Wyoming and surrounding communities, also known as the Teton region with up-to-date information and discounts to local merchants.

iPhones, smartphones, and tablets can add to the big screen TV experience of Jackson Hole Television, with **our app allowing users to search for news, watch fresh content and receive discounts in the Teton region.**





DISCOUNT

Once they have the app, a visit to the Teton region will be fun and affordable. Jackson Hole Television's mobile app will offer businesses an opportunity to **connect directly with our users in a matter of minutes to promote specials and instant savings.**

The Teton region has many great hotels, restaurants, retail stores, rental properties and other businesses, all of which would appreciate a visit from our users. We will simplify the efforts for users to get deals by offering a wide variety of **local discounts from dining, lodging, shopping** and help to plan their adventures around the Teton region. The app will be easy to navigate and free to use and we are in talks with a software company about the details of our mobile app.

Jackson Hole Television Plans

with Your Investment



1. Hire show hosts and sales staff



ADS

2. Start selling Prelaunch



3. Build Jackson Hole Television

that understand our passion, believe in our goals, services and see our vision for growth.

advertising and sponsorship packages and discount certificate program.

studio, broadcasting facility, and mobile app to begin broadcasting.

Full Disclosure

Equity Shareholders

At the launch of the Jackson Hole Television campaign on StartEngine, **CenterPost, LP. equity owners (12.5%) in Jackson Hole Television, Inc. and owners of Biz TV, Biz Talk Radio, YouToo America networks have agreed to help promote the Jackson Hole Television campaign across all three networks.** The promotions consist of live weekly interviews on the "The Big Biz Show" and 30-sec promotional spots running daily for 13 weeks. The importance of the promotional activity is to share our campaign, the equity crowdfunding opportunity and the market of Jackson Hole, Wyoming. This exposure to the investment and public communities will expand our reach to potential investors that are outside our current social media circles.

Stay tuned in with us.









CenterPost
http://www.centerpostlimited.com/

BizTV
http://www.biztv.com/

BizTalk Radio
http://www.biztalkradio.com/

YouToo America
http://youtooamerica.com/

We Appreciate Your Investment Consideration



Investment | Perks

INVESTMENT AND PERKS

Investment | Offering: Up to $107,000 - 53,500 Shares.

Share Price: $2.00 per share | When you invest you are betting the company's future value will exceed $2.1M.

Minimum Investment: $200 per investor (100 Shares).

If you invest you shall receive:

- **$200+ Investment** - The Shareholder Perks Package*.
- **$3,000+ Investment** - The Jackson Hole TV Shareholder Perks Package**.

* The **Shareholder Perks Package. Invest $200+** and receive:

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging when available.

** The **Jackson Hole TV Shareholder Perks Package. Invest $3,000+** and receive:

- Same as The Shareholder Perks Package but 50% off all the items listed.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging when available.

All perks occur after the offering is completed.

Here are the Numbers

Jackson Hole Travel and Tourism Board Annual Report 2016 and 2017| Visitation by Month

Jackson Hole is the gateway to two of the most spectacular national parks in the country - **Grand Teton and Yellowstone National Parks.** While these destinations typically see the greatest visitation during the summer months, the numbers show that the most dramatic visitation growth in the last three years was in the months of October, February, and May for Grand Teton and October, April, and May for Yellowstone.

In 2016, visitation to Grand Teton National Park was 4,818,187 and Yellowstone National Park had 5,383,443 visitors.
In 2017, the small percentage increase was seen across the year.

Grand Teton National Park Visitation

Month	FY '14	FY '15	FY '16	% Growth FY '14-15	% Growth FY '15-16	% Growth FY '14-16

Yellowstone National Park Visitation

Month	FY '14	FY '15	FY '16	% Growth FY '14-15	% Growth FY '15-16	% Growth FY '14-16



July	837,466	862,473	917,868	2.99%	6.42%	9.60%
August	773,578	780,373	829,698	0.88%	6.32%	7.25%
September	545,803	538,810	625,719	-1.28%	16.13%	14.64%
October	191,775	270,330	303,422	40.96%	12.24%	58.22%
November	121,800	123,699	126,759	1.56%	2.47%	4.07%
December	145,041	150,887	153,978	4.03%	2.05%	6.16%
January	155,038	158,132	166,449	2.00%	5.26%	7.36%
February	141,885	167,382	175,465	17.97%	4.83%	23.67%
March	170307	184,257	183,115	8.19%	-0.62%	7.52%
April	137,942	146,542	155,278	6.23%	5.96%	12.57%
May	317,500	345,671	414,334	8.87%	19.86%	30.50%
June	655,208	688,457	766,102	5.07%	11.28%	16.93%
Annual Total	4,193,343	4,417,013	4,818,187	5.33%	9.08%	14.90%



Source: NPS Web Data

July	986,591	1,032,595	1,171,071	4.66%	13.41%	18.70%
August	885,259	932,828	1,022,819	5.37%	9.65%	15.54%
September	675,773	691,393	811,651	2.31%	17.39%	20.11%
October	118,634	275,132	336,585	131.92%	22.34%	183.72%
November	60,247	59,081	60,465	-1.94%	2.34%	0.36%
December	64,465	67,717	68,651	5.04%	1.38%	6.49%
January	77,342	81,569	81,720	5.47%	0.19%	5.66%
February	76,499	90,036	91,507	17.70%	1.63%	19.62%
March	75,576	88,075	85,062	16.54%	-3.42%	12.55%
April	85,890	109,072	121,757	26.99%	11.63%	41.76%
May	396,343	484,202	543,661	22.17%	12.28%	37.17%
June	800,646	929,633	988,494	16.11%	6.33%	23.46%
Annual Total	4,303,265	4,841,333	5,383,443	12.50%%	11.20%%	25.10%

Source: NPS Web Data



Grand Teton National Park Recreation-Visitation

Source: IRMA.NPS.GOV

Yellowstone National Park Recreation-Visitation

Source: IRMA.NPS.GOV

Going to Need Some Swag!

Wear with Pride

JACKSON HOLE
TELEVISION

JACKSON HOLE
TELEVISION

JACKSON HOLE
TELEVISION
JACKSON HOLE, WY

JACKSON HOLE
TELEVISION

We Have Great Neighbors Like Jackson Hole Mountain Resort

I'm Alive: Jackson Hole Mountain Resort | Summer in Jackson Hole





NORTH AMERICA'S
NEW





#1 RESORT

We Appreciate Your Investment Consideration

Thank You









Jackson Hole Television



March 2017

Incorporated

Filed incorporation papers with the state of Wyoming. The corporation for Jackson Hole Television on K38LY-D.

September 2017

Preparation

Started working with the transmission facility site owner, equipment suppliers and content providers for Jackson Hole Television and subchannels.

August 2018

CenterPost Acquires Equity

CenterPost Limited, owners of Biz TV, Biz Talk Radio and Youtoo TV network acquires 12.5% equity of Jackson Hole Television, Inc.

September 2018

Campaign Promotions

The agreement is reached to promote Jackson Hole Television's StartEngine equity campaign nationally on Biz TV with weekly interviews and promotions.

September 2018

Campaign Promotions

The agreement is reached to promote Jackson Hole Television's StartEngine equity campaign nationally on Biz Talk Radio with weekly interviews and promotions.

November 2018

StartEngine

Prepared the campaign updates and launch on StartEngine to raise the first $107,000.00 with equity shares and perks.

November 2018

Wolf Pack (ANTICIPATED)

We anticipate hiring show hosts and sales staff that understand and share our goals, passion, services and see our vision for growth.

November 2018

Advertising (ANTICIPATED)

We anticipate starting to sell Prelaunch advertising and sponsorship packages on the Jackson Hole Television, the subchannels, social media, and website.

November 2018

Construction (ANTICIPATED)

We anticipate starting construction of Jackson Hole Television office/ studio and installing equipment at newly updated transmission facility at the top of Snow King Mountain.

December 2018

Jackson Apparel (ANTICIPATED)

Start selling Jackson Hole, WY assorted apparel & merchandise locally and online to worldwide visitors to Jackson Hole, WY., the Grand Teton and Yellowstone National Parks.

January 2019

Multi-Casting (ANTICIPATED)

We anticipate complete construction and start testing the digital broadcasts on 38.1 - Jackson Hole Television | 38.3 - Jackson Hole Dining and Shopping | 38.5 - Jackson Hole Real Estate | 38.8 - TBD.

February 2019

Broadcasting (ANTICIPATED)

We anticipate successful completion of office/ studio, testing of digital multi-casting transmissions and launch of Jackson Hole Television in Jackson Hole, Wyoming.

In the Press

SHOW MORE

Meet Our Team



Rubin Rodriguez Jr.

CEO, Director, and Founder

Currently CEO, Director, and Founder of Jackson Hole Television, Inc. since inception, a Wyoming corporation for Jackson Hole Television. | September 2015 - December 2016 Founder/ President and CEO of Smile for Survival, Inc. a Utah non-profit. The Smile for Survival, Life Beyond Cancer helps to raise public awareness and much-needed funds for cancer survivors and their families as they go through the journey of cancer recovery. | In 2012, I took three years off to fight stage four cancer. Never stopped thinking about Jackson Hole | January 2011 - June 2017 Independent marketing consultant. Created multiple marketing concepts for business. Created Teton H2O water products, Jackson Hole Television, Smile for Survival, Life Beyond Cancer. award-winning Gravity Sports Network, Mogoroo children's character show, and storybook, ShoutRout Influence Marketing app, Utah Shout Out, a local influence marketing program. Created and designed all the logos, marketing material, and websites used in all the business concepts. Consulted on several FCC license transactions and construction recommendations for new broadcasting facilities. | Nearly 30 years of radio and television broadcasting experience leading corporate acquisitions, marketing, planning and development of broadcast properties. Conceptualize and orchestrate marketing campaigns that effectively reinforce revenue, build TV brands and content development of sales-driving collateral. Proven ability to develop sales potential in new market areas. | I'm proud to say that I have designed three television networks and won national awards within the industry for my work. | In simple words, I have done it all. I started as an intern, then an executive producer, a Talk Show host, video production, station manager, and then a station owner. I have built stations from scratch and have consulted other first time broadcasters to become TV Station Licensees approved by the Federal Communication Commission (FCC). | Thank you for your consideration.





Tristan Quinn Rodriguez

Media Intern

5 years on the stage crew in junior high school and high school. A piano player and singer in his own right, he has a grasp of the younger demographics likes and interests. Tristan will be part of the growth of Jackson Hole Television.



Dean Becker

Company Lawyer

Attended Brigham Young University 1971-1972. Served a two-year proselyting religious mission to Southern California for The Church of Jesus Christ of Latter-day Saints 1972-1974. Attended Brigham Young University 1974-1976 and was graduated with honors in English in August 1976. Attended J. Reuben Clark law school at B.Y.U. 1976-1979 and was graduated in April 1979. Member of B.Y.U. Law Review. Passed Utah State Bar in 1979. Joined law firm of Boyden, Kennedy, and Romney in 1979. The 1981-joined law firm of Snow and Halliday. 1983-1989 officed at the law firm of Conder and Wangsgard. 1989-1998 solo practice 1999-2001- worked as counsel with the law firm of Jesse Riddle and Associates. 2001-2005-worked with



Drage & Associates. 2006-2014 in-house counsel for American Pension Services, Inc.

Offering Summary

Maximum 53,500* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 5,000 shares of common stock ($10,000)

	Jackson Hole Television, Inc.
Corporate Address	260 W Broadway Ave Unit #2, Jackson, WY 83001
Description of Business	Jackson Hole Television (K38LY-D) is a resort TV station in Jackson Hole, Wyoming.
Type of Security Offered	Shares
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$200.00

Perks*

Minimum Investment: $200 per investor (100 Shares).

If you invest you shall receive:

- **$200+ Investment** - The Shareholder Perks Package*.
- **$3,000+ Investment -** The Jackson Hole TV Shareholder Perks Package**.

*** The Shareholder Perks Package. Invest $200+ and receive:**

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging when available.

**** The Jackson Hole TV Shareholder Perks Package. Invest $3,000+ and receive:**

- Same as The Shareholder Perks Package but 50% off all the items listed.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging when available.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jackson Hole Television, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development, content acquisition efforts, and promotions, and for the repayment of debt to related parties to the extent, such debt was incurred for marketing costs associated with this capital raise.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

The BIG GIZ SHOW

Speaker 1: I love-I love it when we get to talk to-I love it when we get talked to CEOs of companies. We don't get to often-

Speaker 2: No.

Speaker 1: -but we do. And-and, you know, and we've interviewed on this program over the last, gosh, couple decades.

Speaker 2: It's a big one.

Speaker 1: Everyone from Steve Jobs to Larry Ellison from Oracle, Steve Forbes. I just listen to-- I'd-- Some-somehow Bluetooth took over my phone the other day. I listened to an interview that I had with Ted Nugent.

Speaker 2: [laughs]

Speaker 1: Another interview we had with George Clooney.

Speaker 2: Yeah.

Speaker 1: Uh, so it's-it's-- I-- But we get to talk to some pretty important people. Today, uh, we have Rubin Rodriguez Jr. Uh, he is the present CEO of our latest affiliate rusty nail, Jackson Hole Television, ladies and gentlemen.

[applause]

Speaker 2: Jackson Hole. This is super.

Speaker 1: And that's-and that's-- That- The thing in the very beginning was the Hole. That was the actual Hole in Jackson.

Speaker 2: [laughs] Actually interesting story about the Hole because, uh, when-when mountain men would come into this part of the mountain to go into a valley like Jackson Hole, they felt like they were going into a hole-

Speaker 1: Really?

Speaker 2: -because they had to, you know, go down the mountain. What's that called? Trans--

Speaker 1: Trans-transgender.

Speaker 2: Transgender the mountain.

Speaker 1: [laughs] I have no idea.

Speaker 2: No, no. But, yeah, Jackson Hole but this close to Idaho.

Speaker 1: Anyway-

Speaker 2: So close to being a potato pellet.

Speaker 1: -our latest affiliate, uh, on BizTV, uh, in Jackson Hole- Jackson Hole Wyoming. This-- What did you say there was this close to being?

Speaker 2: This close to Idaho.

Speaker 1: Here we go, Rubin, how are you? So great to have you on today.

Rubin: I'm doing great. Thank you for having me on today.

Speaker 2: Yeah, yeah.

Speaker 1: Are you flying a plane as well or are you, uh-- [crosstalk]

Speaker 2: Look at that.

Speaker 1: So you see, this is-- Yeah, you guys don't know behind the scenes on television radio. Every person in the business looks like Rubin Rodriguez Jr.

[laughter]

Speaker 1: They walk around with headsets on, they got a clipboard on their hand and they're usually saying-- [crosstalk]

Speaker 2: Very important.

Speaker 1: It's usually--

[background conversation]

[laughter]

Speaker 1: That's Rubin.

Speaker 2: [laughs]

Speaker 1: I'm just [unintelligible 00:01:39]. Hey, Rubin, uh, first of all, welcome to, uh, the BizTV family and of course by default, you're also welcome to the Biz Talk Radio family and the American Forces Radio family and the rest of them. Talk to us about-about your station over there and-and-and about Jackson Hole because Jackson Hole is a wonderful place. And now we have a reason to go there on business.

Rubin: Well, exactly. You know, we, uh, we planned the station many years ago. And it was 'cause of our visit here. And we loved the city and the people that are here and the active lifestyle. So, we applied for the FCC for this license here and it was granted. Now, we're, uh, ready to build and so we've been up here getting, you know, everything set up like our offices here today are in the Jackson Hole Chamber of Commerce, downtown Jackson Hole. So we have a nice little situation going up here. And we're proud to be a new affiliate of BizTV.

Speaker 1: Hey, I got a question for you. Rubin Rodriguez Jr. is present CEO of Jackson Hole

Television in the city of Jackson, Wyoming. Okay. When you say-- And I-I think this is a little inside baseball because a lot of people, uh, probably don't understand the gyrations of trying to get an FCC license and-and-and really what that's worth. Because it's almost like going to the FDA for FDA clearance on a- on a drug.

Talk to us about that journey. How, uh, how tough was that for you guys to do and-and-and what is that process for those people who don't really understand how that works?

Rubin: Well, for Jackson Hole, we actually started planning back in 2009. There was a-- FCC opened the window for applicants for new, uh, TV station licenses in rural areas of the country. So, we applied. We-we did our engineering and located tower sites, uh, and looked at the demographics of Jackson Hole. And then we applied for the FCC, uh, if no one else applies and we stay, uh, singular as I say they're filing, then we would be granted that, uh, construction permit to build that license, which was granted back in 2010.

Speaker 1: So here's the deal. Uh, here's your next--

Speaker 2: Cool.

Speaker 1: Here's your next- here's your next cocktail party trivia question. What is the largest industry?

Speaker 2: Jackson Hole.

Speaker 1: No, no. I'm not gonna hit this idiot.

[laughter]

Speaker 2: Sorry.

Speaker 1: What is the- [laughs] What is the largest industry in the world? Is it oil and gas? Yes or no?

Speaker 2: But what are the other choices?

Speaker 1: I'm not gonna give you the choices.

Speaker 2: Fast food? Is that-- [crosstalk]

Speaker 1: No, obvious technology.

Speaker 2: Technology is a big one.

Speaker 1: Wireless. That's-- What do you think the biggest industry in the world is?

Speaker 2: Skiing.

Rubin: Tourism.

Speaker 1: You're right. You're damn right.

Speaker 2: Oh, really?

Speaker 1: You're damn close.

Rubin: [laughs]

Speaker 1: Tourism is the biggest industry in the world.

Rubin: Yeah, good.

Speaker 1: It's the biggest economic driver in the world. And for Jackson Hole, it's no- it's no difference. Do you guys-- I was looking at the Jackson Hole Chamber of Commerce, uh, uh, economic dashboard from August 31, uh, August 1 to August 31, 2018. Um, annually, you guys get a little over 5 million visitors a year but in August you guys killed it. Because based upon just visitors--

Speaker 2: August?

Speaker 1: Yeah. Augu-- Well, I mean, it's summertime. You get Jellystone and a Yellowstone Park there- [crosstalk]. But-but, you know, between-- [crosstalk] And their general fund, just like everyone-- [unintelligible 00:04:27] put a business slant on this. Your general fund in your city. Whether you're watching me in New York, listening to me in Dallas, you're in Dubai on American Forces radio, general funds run cities, okay. That's the stuff that-that-that pays for police, fire-

Speaker 2: Sure.

Speaker 1: -teachers, roads, and everything else. Those have three components. You got sales tax-

Rubin: Okay.

Speaker 1: -you got property tax-

Rubin: Oh, yeah.

Speaker 1: -and you got transit occupancy tax. TOT tax.

Speaker 2: TOT tax keeps-

Speaker 1: Those three components-- [crosstalk]

Rubin: -visiting.

Speaker 1: Yeah, the- those are three components to the general fund. Okay. The general fund runs everything, okay?

Rubin: Mm-hmm.

Speaker 1: Well, when you have five million visitors a year that are paying 12% on their hotel bill, those are heads and beds-

Rubin: Yeah.

Speaker 1: -that's what drives that. You guys have got a huge tourism economy there that should-- Uh, Rubin, talk to us about that.

Rubin: Yeah. We will do. And, you know, in the summertime is the big season for, uh, Jackson Hole. It's a gateway to Yellowstone National Park, it's a gateway to the Grand Teton National Park. And people from all over the world come to Jackson Hole, stay here, and then drive up into the national parks.

Speaker 1: Well, tell them that we're gonna go there and see you guys real quickly.

Speaker 2: Roadtrip.

Speaker 1: Uh, uh, so-so he's-- I'm-I'm gonna to bring Rubin back because Rubin is gonna talk about, uh, is gonna talk about a very, uh, cool announcement. You can- you can tip into it right now, if you want Rubin. But, well, next week we're gonna talk about the future of small businesses like this and we're gonna talk about what they're doing. Rubin, why don't you- why don't you break? This is a pretty big deal here.

Speaker 2: Drum roll. Tell us, buddy.

Speaker 1: What do you got?

Ruben: It-it is, you know, and I think- I think when we look at-- Uh, we'll talk about this next week and, uh, the launch of our campaign. Uh, we're going to be using equity-equity crowdfunding platform to allow other people, uh, to invest in our, uh, company here at Jackson Hole-

Speaker 1: To our viewers-

Rubin: -as shareholders.

Speaker 1: Our, uh, listen-

Rubin: To your viewers--

Speaker 1: -our viewers on both television networks. Youtoo America, NBS TV has a whole of 110 million television broadcast homes. All of our radio audience listeners on-on Biz Talk Radio Network, and American Forces Radio Network, and I Heart Radio, all get a chance to get involved in a crowdfunding campaign-

Speaker 2: Fun.

Speaker 1: -for Jackson Hole Television. So that's the tease we're going to give you, and in the meantime, uh, I'm gonna bring Rubin back. I'm gonna see if I get Rubin in the studio, I'd like to do.

Speaker 2: Let's go visit him.

Speaker 1: You were gonna-- Okay, we're gonna do this, believe me, we're going through this winter, and we're gonna write the whole damn thing off. jacksonholetelevision.com, Rubin Rodriguez is here. Rubin, thanks so much, pal, I'll see you next weekend. This is The Big Biz Show.

[00:06:39] [END OF AUDIO]

Town of Jackson Tour. Transcript

Downtown Jackson is the epicenter to all of the activity year round in Jackson Hole it's a great place to own a home and own a business loaded with historic and old west charm downtown Jackson provides boardwalks connectivity to shopping art galleries some of the best restaurants in the West the town of Jackson is bordered by the historic Elk Refuge to the north Grand Teton park just north of that located just to the east of the town square is cash Creek which provides an amazing opportunity for wildlife viewing mountain biking hiking cross-country skiing downtown Jackson provides a mix of homeownership opportunities including small condominiums larger townhouses New York City style apartments right on the square all the way to single-family homes and larger homes bordering national forests if you're interested in designing your own house there's still plenty of vacant lots available for you to do that if relocating your business or starting a business in Jackson is one of your dreams there are plenty of opportunities from a commercial real estate standpoint the Center for the Arts is a thirty-five million dollar Art Center that attracts international star performers and also cultivates our local art culture st. John's Hospital offers every medical resource and attracts top doctors from around the world if you enjoy food like I do cooking at home or dining out Jackson Hole has everything to offer you we have very inspired chefs that produce food from all over the world Jackson has to mainstream grocery stores as well as a Whole Foods like store and then plenty of mom-and-pop specialty stores Jackson and his residents are committed to an outdoor lifestyle that is unmatched currently we have 56 miles of paved pathways from the town of Jackson all the way up into Grand Teton National Park summers in Jackson Hole are so much fun whether you want to enjoy time at the rodeo the Teton County Fair heading down to the farmers market the outdoor free concerts in the park it's smoking you're looking for nightlife in Jackson Hole there's something for you from world-class bars excellent restaurants live music of all genres it's just a great place to hang out in the evening what I really like about the town of Jackson that it's still has that Old West charm but it's also really really sophisticated wonderful restaurants we have world-class art galleries but I still feel like you're at home even though you're combine with some of the tourism it's just a it's a really great place to call home you

---

I'm Alive. Life sounds like. Transcript

Text: There is a place out west

with a secret to share

North America's New #1 Resort

1 2, 1 2

Here we go

Everybody wants me to be who they want me to be except you

All I wanna do is be with you

Life sounds like

I'm alive (x6)

(This is what it sounds like)

Whoa-oh-oh, I'm alive

How come every day something jumps in the way

Gets complicated, I feel devastated

But when I'm feeling down, all I wanna do is be with you

Life sounds like

Whoa-oh-oh

(This is what it sounds like)

Whoa-oh-oh

Life sounds like, like, like...

Whoa-oh-oh

I'm alive (x6)

Life sounds like

Whoa-oh-oh

Life sounds like

I'm alive (x6)

(This is what it sounds like)

Whoa-oh-oh

I'm alive

Ha! Ha!

Summer in Jackson Hole. Transcript

the prettiest place on Jackson Hole

might be when it's covered with

wildflowers and it's green and you know

the rocks are there and there's no snow

anywhere it gives you like another

personality of the mountains and you get

to experience a totally different

feeling of being in that exact same

place and I don't know it's absolutely

gorgeous it's incredibly green the wild

flowers are as tall as I am

it's a pretty cool Mountain summertime

you can just sit out on the deck and

watch the sunset and

yeah I love that

this is the hotel

I love it here I like never want to

leave

you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.